Exhibit 99.60

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 11

HudBay Minerals and Lundin Mining agree to terminate arrangement agreement

Toronto, Ontario, February 23, 2009 – HudBay Minerals Inc. (“HudBay Minerals”, “the company”) (TSX: HBM) has entered into a termination agreement with Lundin Mining Corporation (“Lundin Mining”) (TSX: LUN; OMX: LUMI; NYSE: LMC) whereby the companies have agreed to terminate the previously announced arrangement agreement in which HudBay Minerals agreed to acquire all of the outstanding shares of Lundin Mining, subject to the satisfaction of certain conditions (the “Transaction”).

HudBay Minerals entered into the Transaction because it met the company’s criteria for accretive acquisitions: long-term shareholder value creation, superior cash operating costs, long reserve life, enhanced production profile and geographical diversity. However, the company believes that, due to current market conditions, its shareholders will not approve the Transaction in the vote required by the Ontario Securities Commission’s (“OSC”) January 23, 2009 decision. The company has had very strong feedback from many of its shareholders indicating that they would vote against the Transaction. This negative shareholder sentiment is further evidenced by the market reaction to the announcement of the signing of the arrangement agreement and the subsequent rebound in HudBay Minerals’ share price following the OSC’s decision. In addition, HudBay Minerals’ advisors have indicated that, based on discussions with significant and influential HudBay Minerals shareholders and their experience in similar situations, the shareholders of HudBay Minerals would not approve the Transaction if put to them.

“The decision to terminate the Transaction was not an easy one for the board,” said Allen J. Palmiere, HudBay Minerals’ chief executive officer. “However, after hearing from many of our shareholders over the last three months and considering the market reaction to the OSC decision, we believe this is in the best interests of the company and its stakeholders in the current circumstances. We remain financially strong, and are resolved to use our strengths to build HudBay Minerals into a Canadian globally diversified major base metals mining company.”

HudBay Minerals will retain its 19.9% ownership stake in Lundin Mining that it acquired in December 2008. In consideration of terminating the Transaction and in recognition of HudBay Minerals’ ownership position, HudBay Minerals received the following favourable concessions from Lundin Mining, which would not have been otherwise available to HudBay Minerals had the Transaction proceeded to a shareholder vote and was subsequently voted down:

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As long as HudBay Minerals owns ten per cent (10%) or more of the outstanding common shares of Lundin Mining, HudBay Minerals shall be entitled to have one nominee on the Board of Directors of Lundin Mining;

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As long as HudBay Minerals owns ten per cent (10%) or more of the outstanding common shares of Lundin Mining, HudBay Minerals shall have the right to maintain its then current level of ownership of the common shares of Lundin Mining in the event of any public or private distribution of Lundin Mining common shares by Lundin Mining, subject to certain limited exceptions;

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HudBay Minerals shall have a right of first offer in the event of any proposed sale or transfer of material assets of Lundin Mining during the six month period following the date of termination of the arrangement agreement; and

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Each of HudBay Minerals and Lundin Mining releases the other in respect of any and all claims arising from the arrangement agreement. Neither party will be liable for the payment of any termination fees to the other.

As a result of the agreement to terminate the Transaction, the company will not ask its shareholders to approve the Transaction at the previously announced special meeting of shareholders scheduled for March 25, 2009 (“the Meeting”). The business of the Meeting will be to consider the removal of HudBay Minerals’ existing Board of Directors and elect a slate of replacement directors proposed by SRM Global Master Fund Limited Partnership. HudBay Minerals intends to mail a proxy circular with respect to the Meeting shortly.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

www.hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2009 – No. 11: HudBay Minerals and Lundin Mining agree to terminate Arrangement Agreement